Exhibit 4l

EAGLE LIFE INSURANCE COMPANY®

A STOCK LIFE INSURANCE COMPANY

[6000 Westown Parkway]

[West Des Moines, Iowa

50266] [(866) 526-0995]

[www.eagle-lifeco.com]

CAP CONVERSION BENEFIT RIDER

The purpose of this rider is to provide the option to eliminate your cap and increase your participation rate in certain situations. This cap conversion benefit rider is available on the indexed options as indicated on the schedule of allocation options and is not available on the fixed account.

This rider is made a part of the contract to which it is attached. All provisions of the contract, including strategy endorsements, apply to this rider. If any provision of this rider conflicts with the provisions of the contract, the provisions of this rider will control.

DATA

Eligible Election Period	[[5] contract months immediately preceding the last contract month of a segment term]
CCB Threshold	[-5.0%]

Table of Rate Boosts

Whole Months Remaining in the Segment Term	Index Return [(-5% to -15%)]	Index Return [(-15% or Lower)]

5	[10%]	[40%]

4	[15%]	[50%]

3	[20%]	[50%]

2	[20%]	[50%]

1	[30%]	[50%]

DEFINITIONS

The following terms have meanings specific to this endorsement. Terms defined in the contract also apply to this endorsement. Defined terms are italicized throughout this endorsement.

CCB activation date means the day on which we process your request to exercise a cap conversion for an index segment. The CCB activation date is the first business day following the day we receive your notice to exercise a cap conversion for an index segment, provided the index return is negative.

CCB par rate means the percentage we will use in calculating interest credits in place of the declared participation rate for the index segment. The CCB par rate is calculated as shown under the CAP CONVERSION BENEFIT section below.

Index return means the percentage change in the index price during the applicable segment term. The calculation for index return is shown in applicable strategy endorsement.

Participation rate means the percentage of any positive index return used when calculating interest credits. This refers to the participation rate for an index segment declared at the beginning of the segment term.

Rate boost means the percentage we add to the declared participation rate to calculate the CCB par rate.

CAP CONVERSION BENEFIT

When you exercise a cap conversion for an index segment, we will no longer utilize a cap when calculating any interest credits on the segment end date.

During the “Eligible Election Period” shown in the DATA section, you may exercise a cap conversion for an index segment by providing us notice. You may only exercise a cap conversion on an index segment with a negative index return. A cap conversion is not permitted for an index segment when the index return is positive. Exercising a cap conversion will extend your segment term, as described under the SEGMENT TERM section below. We will not process your request to exercise a cap conversion if doing so would extend the segment term beyond the latest possible maturity date shown on the data pages.

A cap conversion may be exercised at different times for different index segments, but may not be exercised on any index segment retroactively. After the cap conversion activation date, the cap conversion is irrevocable.

INCREASED PARTICIPATION RATE

If the index return on the CCB activation date is at or below the “CCB Threshold” shown in the DATA section above, then we will use the CCB par rate when calculating any interest credits on the segment end date. If the index return is above the CCB threshold on the CCB activation date, we will utilize the declared participation rate for that index segment when calculating any interest credits on the segment end date. The CCB par rate for an index segment will never be less than the declared participation rate.

CCB Par Rate Calculation. On the segment end date, the CCB par rate equals:

a)	the declared participation rate for the index segment; plus
b)	the rate boost.

The rate boost is based on the number of whole calendar months remaining in the segment term on the CCB activation date or the date on which you reset the CCB par rate, as the case may be. The initial rate boosts are shown in the “Table of Rate Boosts” in the DATA section above. After the issue date, we may periodically declare new rate boosts. We will use the rate boosts in effect on the first day of the contract month containing the CCB activation date or during which you reset your CCB par rate, as the case may be.

SEGMENT TERM

When you exercise a cap conversion for an index segment, that index segment will no longer end on the original segment end date. Instead, the index segment will continue for an additional contract year. The new segment end date will be the second contract anniversary following the CCB activation date.

On the segment end date, you may transfer your segment crediting base to one or more of the available allocation options in accordance with the terms of your contract. Funds may not be transferred out of the index segment prior to the segment end date. If you exercise a cap conversion for an index segment, you may exercise a cap conversion again for any subsequent segment terms.

RESETTING THE CCB PAR RATE

You may reset your CCB par rate multiple times during a segment term. Each time you reset the CCB par rate, the segment term will extend for an additional contract year, as explained in the SEGMENT TERM section above. After your segment term is extended, the “Eligible Election Period” will reset based on your new segment end date. During the new “Eligible Election Period,” if the index return is at or below the CCB Threshold” shown in the DATA section, you can instruct that we reset your CCB par rate based on the current index return. We will not process your request to reset the CCB par rate if doing so would extend the segment term beyond the latest possible maturity date shown on the data pages.

DAILY ADJUSTMENTS

Withdrawals from an index segment after a cap conversion has been exercised remain subject to a market value adjustment (MVA) and option value adjustment (OVA). On the CCB activation date and again on any date you reset the CCB par rate, we will adjust the option cost for the index segment to incorporate the remaining option cost of the index segment on to the CCB activation date, in which case as calculated immediately prior to activation, or the date on which you reset the CCB par rate, in which case as calculated immediately prior to reset, as the case may be. For the remainder of the segment term, we will calculate any remaining option cost based on the number of days between the date of election and the new segment end date. After the CCB activation date, we will adjust the OVA factor by adding the option value calculated on the CCB activation date, as calculated immediately prior to activation.

Graham Day]

President